EXHIBIT 99.1

Osisko Gold Royalties Announces Sale of Common Shares of Osisko Mining for Gross Proceeds of C$132 Million

MONTRÉAL, Dec. 13, 2023 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd. (“Osisko” or the “Corporation”) (OR: TSX & NYSE) announced today that it has sold 50,023,569 common shares of Osisko Mining Inc. (“Osisko Mining”) (OSK: TSX) pursuant to a bought block trade with National Bank Financial and BMO Capital Markets for aggregate gross proceeds of approximately C$132,000,000.

Following the transaction the Corporation no longer holds any common shares of Osisko Mining. The Corporation continues to hold its 2.0 to 3.0% NSR royalty on the Windfall Gold Project (“Windfall”) and the surrounding property, held by a 50/50 joint-venture partnership between Osisko Mining and Gold Fields Limited (“Gold Fields”).

Paul Martin, interim Chief Executive Officer of Osisko commented: “The sale of our equity position in Osisko Mining serves two important purposes. Firstly, it reaffirms Osisko’s commitment to aligning ourselves as a pure-play precious metals royalty and streaming company. Secondly, it bolsters our financial position by injecting immediate cash resources, therefore restoring our balance sheet to a strong position. We remain extremely enthusiastic about our ongoing partnership with both Osisko Mining and Gold Fields at Windfall; a fully-funded, high-grade gold project, situated in the province of Québec, one of the world’s best mining jurisdictions. Osisko maintains its exposure to Windfall through its 2.0 to 3.0% NSR royalty on the project, and the surrounding property.”

Early Warning Disclosure

Immediately prior to the transaction, Osisko owned 50,023,569 common shares of Osisko Mining, representing approximately 13.3% of the issued and outstanding common shares of Osisko Mining on a non-diluted basis. Osisko disposed of the common shares in the ordinary course of business. Osisko held its common shares for investment purposes and, following the transaction, Osisko no longer holds any common shares of Osisko Mining. Osisko disposed of the common shares at a price per share equal to C$2.63, net of any applicable commissions.

Osisko will file an early warning report under National Instrument 62-103 in connection with the transaction. A copy of the early warning report to be filed by the Corporation will be available under Osisko Mining's profile on SEDAR+ at www.sedarplus.ca or may be obtained by contacting Frédéric Ruel, Chief Financial Officer and Vice President, Finance at (514) 940-0670.

The Corporation’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2. Osisko Mining's head office is located at Suite 1440 – 155 University Avenue, Toronto, Ontario, Canada M5H 3B7.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company which holds a North American focused portfolio of over 180 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, one of Canada’s largest gold mines.

For further information, please contact Osisko Gold Royalties Ltd:

Grant Moenting Vice President, Capital Markets Tel: (514) 940-0670 x116 Mobile: (365) 275-1954 Email: gmoenting@osiskogr.com	Heather Taylor Vice President, Sustainability and Communications Tel: (514) 940-0670 x105 Email: htaylor@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. All statements in this press release, forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, including the completion of the Transactions. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, the risk that the counter-parties to the transaction do not complete the or will not complete the transaction on the terms or timelines currently contemplated.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. These statements speak only as of the date of this press release. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.